Exhibit (h)(1)(ii)

APPENDIX A
to
FUND ACCOUNTING & ADMINISTRATION AGREEMENT

FUNDS TO BE SERVICED
(updated September 12, 2024)

1.	Genter Capital Municipal Quality Intermediate ETF
2.	Genter Capital Taxable Quality Intermediate ETF
3.	Langar Global HealthTech ETF
4.	North Shore Equity Rotation ETF
5.	Obra Opportunistic Structured Products ETF
6.	Obra High Grade Structured Products ETF
7.	Select STOXX Europe Aerospace & Defense ETF
8.	Trajan Wealth Income Opportunities ETF
9.	Tuttle Capital Inverse ESG ETF
10.	Tuttle Capital Self Defense Index ETF
11.	UVA Unconstrained Medium-Term Fixed Income ETF